1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2017: On a consolidated basis, revenues for October 2017 were approximately NT$94.52 billion, an increase 6.7 percent from September 2017 and an increase of 3.8 percent from October 2016. Revenues for January through October 2017 totaled NT$794.40 billion, an increase of 2.3 percent compared to the same period in 2016.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)
Period	October 2017	September 2017	M-o-M Increase (Decrease) %	October 2016	Y-o-Y Increase (Decrease) %	January to October 2017	January to October 2016	Y-o-Y Increase (Decrease) %

Net Revenues	94,520	88,579	6.7	91,085	3.8	794,397	776,796	2.3

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Oct.	Net sales	94,519,722	91,085,318
Jan. - Oct.	Net sales	794,396,679	776,796,410

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	46,658,897	16,202,272
TSMC Global**	257,353,553	7,178,752

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	335,421,374	37,196,180

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	42,389,613	6,071,000
	Mark to Market Profit/Loss	(241,554)	29,903
	Unrealized Profit/Loss	(319,206)	18,927
Expired Contracts	Notional Amount	320,418,496	100,983,816
	Realized Profit/Loss	1,017,359	(28,528)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	15,454,875
	Mark to Market Profit/Loss	10,904
	Unrealized Profit/Loss	32,318
Expired Contracts	Notional Amount	105,382,795
	Realized Profit/Loss	665,602
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	528,221
	Mark to Market Profit/Loss	858
	Unrealized Profit/Loss	5,404
Expired Contracts	Notional Amount	2,711,320
	Realized Profit/Loss	12,778
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	791,766	—
	Mark to Market Profit/Loss	972	—
	Unrealized Profit/Loss	982	45,841
Expired Contracts	Notional Amount	4,844,358	20,865,960
	Realized Profit/Loss	(19,697)	85,196
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,679,878
	Mark to Market Profit/Loss	(31,332)
	Unrealized Profit/Loss	(31,332)
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(5,060)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,595,051
	Mark to Market Profit/Loss	6,735,845
	Unrealized Profit/Loss	53,971
Expired Contracts	Notional Amount	17,569,365
	Realized Profit/Loss	(64,278)
Equity price linked product (Y/N)		N